FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of February, 2003

Bennett Environmental Inc.
(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                                             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)
Date:	February 6, 2003	By:	/s/ John Bennett

		[Print]	Name: John Bennett Title: Chief Executive Officer

For Immediate Release

BENNETT Announces Record Q4 and Full Year Results

Trend in Strong Growth In Sales and Profits Continues

Oakville, Ontario, February 6, 2003 — BENNETT Environmental Inc., a North American leader in high temperature remediation of contaminated soils, is pleased to announce a Q4 profit of $5,456,360, or $0.32 per share on revenue of $18,807,941. For the full year, profit was $12,542,851 and revenues were $48,103,845, reflecting a significant growth in business. Profits increased by 165% from $4,726,976 a year earlier and revenues climbed by 105% from $23,422,574. Full year earnings per share of $0.73 showed a substantial increase from $0.30 in the previous year.

“I am very pleased with the results we achieved in 2002, we doubled sales and nearly tripled earnings from a year earlier and are continuing to expand the business”, said John Bennett, Chairman and CEO of BENNETT Environmental. “Our business plans are progressing well and we should see continued growth for our services for the foreseeable future. In order to meet demand, our permitting activities are continuing for the proposed plants in Belledune, New Brunswick and Kirkland Lake, Ontario and all going well we should start construction in April 2003 in Belledune. Our existing plant in Saint Ambroise is operating exceptionally well and our recent acquisition of Material Resource Recovery (MRR) is already starting to contribute to overall results.”

Rick Stern, BENNETT’s Chief Financial Officer added, “We ended the year with an exceptionally strong balance sheet with cash and receivables on hand of $31,773,584 with only a small amount of non-interest bearing debt. We generated $16,227,559 million of free cash flow this year even after investments of $5,745,292 million. Our goal for 2003 is to continue to execute our business plan of rapidly increasing sales, earnings and capacity growth and we are on track to meet our targets of $1.20 — $1.30 earnings per share on revenues of $70 — $75 million.”

Results of Operations

BENNETT Environmental had a Q4 profit of $5,456,360 or $0.32 per share versus a profit of $2,920,465 or $0.19 per share in the corresponding period last year. Revenues were $18,807,941 in the quarter versus $10,136,008 for Q4 2001. Revenues of $48,103,845 and earnings of $12,542,851 or $0.73 per share were up from revenue of $23,422,574 and a profit of $4,726,976 or $0.30 per share for the same 12-month period ending December 31, 2001.

The Company’s operating costs of $20,228,635 for the full year 2002, were higher than the $10,990,627 for the same period last year and reflect the higher plant utilization. Administrative and business development costs of $7,787,483 for 2002 were higher than the $4,337,901 incurred last year due to increased sales and marketing efforts, management incentives and the consolidation of MRR expenses commencing October 1, 2002. The Company incurred $3,724,229 of income tax expense for the quarter and $7,681,292 for the year and has been in a taxable position since Q3 2001.

BENNETT Environmental Press Release	Page 1 of 5 PR 112 — 2003 02 06

For Immediate Release

The Company’s cash position has increased in the quarter to $19,267,639 primarily due to the generation of cash from operations and positive working capital changes. For the year, the Company increased its cash position by $16,227,559 from $3,040,080 at the end of last year. The receivables balance of $12,505,945 at the end of the Q4 2002 is virtually unchanged from the previous quarter and up from $9,810,018 from the same period last year due to higher sales activity. The Company’s net working capital position at December 31, 2002 is $19,057,602 increasing from the net working position of $8,981,200 at December 31, 2001. During the quarter, the Company invested $2,426,745 in new plant and equipment, primarily to expand storage capabilities at the Saint Ambroise plant. On September 30, 2002, the Company acquired all of the outstanding common and preferred shares of Material Resource Recovery Inc. including assets of $4,688,970 for an aggregate purchase price of $61,621, the excess of book value over purchase price resulted in negative goodwill of $2,602,940 which was allocated proportionately to reduce the book value of the acquired assets. On October 2, 2002 the Company’s Normal Course Issuer Bid expired. In total, the Company purchased 68,800 of its own shares in the stock market over the past year.

About BENNETT Environmental Inc.

BENNETT Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. BENNETT Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

BENNETT Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the BENNETT Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

BENNETT Environmental Press Release	Page 2 of 5 PR 112 — 2003 02 06

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
Expressed in Canadian dollars)
December 31, 2002 and 2001

	2002	2001

	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$19,267,639	3,040,080
Accounts receivable	12,505,945	9,810,018
Work-in-progress	411,051	1,703,057
Prepaid expenses and other	1,177,214	153,222

	33,361,849	14,706,377

Investment	851,395	125,000
Capital assets, net of amortization	14,263,408	12,008,247
Other assets, net of amortization	3,261,384	1,950,828
Goodwill	646,638	646,638

	$52,384,674	29,437,090

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$7,978,096	3,266,594
Income taxes payable	5,862,523	1,092,581
Current portion of long-term debt	1,315,023	1,178,942

	15,155,642	5,725,177

Future income tax liability	895,738	1,077,525
Long-term debt	829,434	2,146,017
Shareholders’ equity
Share capital (Common shares outstanding 16,508,739 (2001 - 15,115,570))	23,882,001	20,820,249
Retained Earnings (Deficit)	11,621,859	(144,818)

	35,503,860	20,675,431

	$52,384,674	29,437,090

BENNETT Environmental Press Release	Page 3 of 5 PR 112 — 2003 02 06

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
Year ended December 31, 2002 and 2001

	12 months	12 months	3 months	3 months
	31-Dec-02	31-Dec-01	31-Dec-02	31-Dec-01

	(unaudited)	(audited)	(unaudited)	(unaudited)
Sales	$48,103,845	$23,422,574	18,807,941	10,136,008
Interest and other income	1,749,799	487,377	1,218,706	293,732

	49,853,644	23,909,951	20,026,647	10,429,740
Expenses
Operating costs	20,228,635	10,990,627	7,165,403	4,193,102
Administration and business development	7,787,483	4,337,901	3,140,399	1,047,016
Amortization	1,398,449	1,070,499	472,250	321,527
Foreign exchange	—	228,425	—	(75,691)
Interest expenses	214,934	86,861	68,006	52,396

	29,629,501	16,714,313	10,846,058	5,538,350

Earnings before income taxes	20,224,143	7,195,638	9,180,589	4,891,390
Income tax expense
Current	7,115,875	1,068,919	3,085,814	571,182
Future	565,417	1,399,743	638,415	1,399,743

	7,681,292	2,468,662	3,724,229	1,970,925
Net earnings	12,542,851	4,726,976	5,456,360	2,920,465
Retained Earnings (Deficit), beginning of period	(144,818)	(4,806,590)	6,147,386	(3,065,283)
Shares purchased in excess of assigned value	(776,174)	(65,204)	18,113	—

Retained Earnings (Deficit), end of period	$11,621,859	$(144,818)	11,621,859	$(144,818)

Basic earning per share	$0.78	$0.31	$0.33	$0.19

Fully diluted earnings per share	$0.73	$0.30	$0.31	$0.18

BENNETT Environmental Press Release	Page 4 of 5 PR 112 — 2003 02 06

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31, 2002 and 2001

	12 months	12 months	3 months	3 months
	2002	2001	31-Dec-02	31-Dec-01

	(unaudited)	(audited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
Operations
Net earnings	$12,542,851	$4,726,976	5,456,360	2,920,465
Items not involving cash
Unrealized foreign exchange gain	304,074	—	304,074	(151,621)
Loan settlement	106,390	—	106,390	—
Amortization	1,398,449	1,070,499	472,250	321,527
Equity investment loss	13,605	—	13,605	—
Loss of disposal of assets	54,731	17,366	54,731	—
Non-employee stock-based compensation	18,113	—	—	—
Future income taxes	(181,787)	1,399,743	(108,789)	1,197,337

	14,256,426	7,214,584	6,298,621	4,287,708
Change in non-cash operating working capital
Accounts receivable	(1,646,264)	(6,805,104)	958,960	(2,223,060)
Income taxes receivable	—	355,000	—	23,251
Work-in-progress	1,292,006	(1,637,479)	967,175	(1,637,479)
Prepaid expenses and other	(1,023,992)	59,972	(440,772)	299,547
Accounts payable and accrued liabilities	3,800,318	1,753,830	2,597,743	1,031,512
Income taxes payable	4,769,942	1,092,581	2,660,593	972,769

	7,192,010	(5,181,200)	6,743,719	(1,533,460)
Financing Activities
Repayments of long-term debt	(1,956,988)	(226,936)	(1,547,106)	(183,347)
Share capital, issued for cash	3,160,136	1,487,273	413,475	986,975
Repurchase of share capital	(892,671)	(133,140)	—	—

	310,477	1,127,197	(1,133,631)	803,628
Investing Activities
Investments	(740,000)	—	—	—
Purchase of capital assets	(3,708,341)	(2,759,910)	(2,071,357)	(1,339,474)
Increase in deferred business development costs	—	(125,000)	—	(125,000)
Increase in permitting costs	(1,310,556)	(993,927)	(356,429)	(310,354)
MRR acquisition, net of cash received of $289,164	227,543	—	227,543	—

	(5,531,354)	(3,878,837)	(2,200,243)	(1,774,828)
Increase (Decrease) in cash and cash equivalents	16,227,559	(718,256)	9,708,466	1,783,048
Cash and cash equivalents, beginning of period	3,040,080	3,758,336	9,559,173	1,257,032

Cash and cash equivalents, end of period	$19,267,639	$3,040,080	$19,267,639	$3,040,080

BENNETT Environmental Press Release	Page 5 of 5 PR 112 — 2003 02 06